SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on March 27, 2020

1.     Date, Time and Place: On March 27, 2020, at 6:00 p.m., at the Company’s headquarters, in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.     Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, as identified below, therefore, the quorum of installation and approval of the matters of the agenda was verified.

3.     Composition of the Board: Chairman, Sr. Leo Julian Simpson; and Secretary, Mrs. Denise dos Passos Ramos.

4.     Agenda: Discuss and deliberate on the call for the Company’s Extraordinary Shareholders’ Meeting to be held on April 30, 2020, at 12:00 p.m., at the Company’s headquarters, to resolve on the following Agenda:

a.      Approve the amendments to the Bylaws proposed by the Company, as follows:

                                                                     i.     Changes in the Company’s governance rules to conform to the rules issued by the Brazilian Securities and Exchange Commission (CVM);

                                                                   ii.     Approval of the authorized capital increase to 400,000,000 shares to be fully paid according to the Board of Directors’ decision, in domestic currency or conversion of debentures; and,

                                                                 iii.     Amendment of Article 5 of the Company’s Bylaws to envisage the capital increase to be resolved at the Company’s Extraordinary Shareholders’ Meeting to be held on April 30, 2020, at 10:00 a.m.

5.     Resolutions: Members of the Board of Directors unanimously resolved, without any restrictions, to approve the call for the extraordinary shareholders’ meeting to resolve on:

a.        Approval of amendments to the Bylaws proposed by the Company, as follows:

(Integral part of minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 27, 2020 at 6:00 p.m.) 1/2

a.        Changes in the Company’s governance rules to conform to the rules issued by the Brazilian Securities and Exchange Commission (CVM);

b.        Approval of the authorized capital increase to 400,000,000 shares to be fully paid according to the Board of Directors’ decision, in domestic currency or conversion of debentures; and,

c.        Amendment of Article 5 of the Company’s Bylaws to envisage the capital increase to be resolved at the Company’s Extraordinary Shareholders’ Meeting to be held on April 30, 2020, at 10:00 a.m.

Closing. With no further matters to be discussed, these minutes were read, approved and signed by the board members. Signatures: Leo Julian Simpson (Chairman), Denise dos Passos Ramos (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; João Antonio Lopes; Nelson Sequeiros Tanure, Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Denise dos Passos Ramos Secretary

(Integral part of minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 27, 2020 at 6:00 p.m.) 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer